Ball Corporation
10 Longs Peak Drive, Broomfield, CO 80021-2510  (303) 469-3131
Reply to:  P.O. Box 5000, Broomfield, CO 80038-5000
                March 30, 2016

VIA EDGAR SUBMISSION AND COURIER

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Terence O'Brien Accounting Branch Chief Office of Manufacturing and Construction

	Re:	Ball Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed February 16, 2016 File No. 001-07349

Dear Mr. O'Brien:
On behalf of Ball Corporation ("Ball"), we are writing in response to the comments contained in the Staff's comment letter of March 16, 2016 with respect to the above-referenced filing.

For the convenience of the Staff's review, the comments contained in the Staff's comment letter are set forth below and indicated in bold, followed by Ball responses immediately after each comment.

* * *

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 24

1.	Please expand your disclosures to quantify how much of the increase or decrease in revenue at the consolidated and segment levels are due to volume of product or services provided and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

We have provided a combined response to comments #1 and #2.  Please refer to our combined response following comment #2 below.

2.	Please quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated and segment levels. A few examples of some of the factors disclosed without quantification include but are not limited to:
•	A decrease in segment earnings of $23.9 million in the Metal Beverage Packaging, Americas and Asia segment due primarily to unfavorable pricing
•
A decrease in segment earnings of $30.6 million in the Metal Beverage Packaging, Europe segment due primarily to unfavorable currency exchange of $56 million and unfavorable manufacturing performance due to new line start--ups, partially offset by favorable sales mix and higher sales volume.

•
A decrease in segment earnings of $46.5 million due primarily to earnings impacts from lower sales volumes, unfavorable currency exchange effects, unfavorable start-up costs, partially offset by extruded aluminum growth in Europe, the earnings form the Sonoco Acquisition and reduced selling general and administrative costs.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

In future filings, we will further quantify and discuss factors, including sales volumes and prices, impacting consolidated and segment results, where appropriate.  We note, however, that some of these factors, while describable qualitatively, may not be discernible with the level of precision necessary for quantitative disclosure in an SEC filing.  We will quantify as many of these factors as practical, when material, and provide appropriate qualitative discussion of the remaining factors.

Our disclosure in future reports will be consistent with the approach set forth in the following example, based on an example you noted above (additions are indicated by underscored text):

Segment sales in 2015 were relatively unchanged from 2014 as higher sales volumes in the Americas and the PRC of $66 million were offset by unfavorable pricing in the PRC of $57 million. Segment earnings in 2015 were $23.9 million lower compared to 2014 due primarily to unfavorable pricing in the PRC of $21 million.
3.	Please expand your disclosures of the material factors impacting the line items comprising income from continuing operations to provide an analysis of the underlying facts and circumstances. For example, we note that "a customer shift in North American steel food containers" resulted in a decrease to net sales at the consolidated level and also for the Metal Food and Household Products Packaging reportable segment without an explanation as to what the shift was and whether this shift is expected to continue in the future. Another example is your reference to a change in product mix impacting the Metal Beverage Packaging, Europe and Metal Food and Household Products Packaging reportable segments without a discussion of what the change in product mix was and whether management expects this change in product mix to continue. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

In future filings, we will expand our disclosures of the material factors impacting the line items comprising income from continuing operations to provide an analysis of the underlying facts and circumstances and an indication of whether the material factors are expected to continue in the future.  Our disclosure in future reports will be consistent with the approach set forth in the following example, based on an example you noted above (additions are indicated by underscored text):

Segment sales in 2015 were $207.8 million lower compared to 2014 due primarily to lower metal food container sales volumes of $260 million, mainly related to a customer shift effective January 2015, and unfavorable currency exchange effects of $37 million, partially offset by favorable product mix of $90 million.  As previously disclosed, the customer shift is the result of the loss of a significant customer upon expiration of their contract in December 2014.  Our ability to add future sales to offset this customer shift is not certain.  The volume reductions were offset by favorable product mix from a higher proportion of household products sales, which is a trend that is expected to continue.

4.	We note your discussion and analysis of the change in income tax (benefit) expense on page 26. Please expand your disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:

In future filings, Ball will expand disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact.  Following is an example of the revised disclosures based on the disclosures included in Ball's Form 10-K for the year ended December 31, 2015 (additions are indicated by underscored text and deletions are indicated by struck-through text):

Tax Provision

~~The~~Our effective income tax rate is affected by recurring items such as income earned in foreign jurisdictions with tax rates that differ from the U.S. tax rate and by discrete items that may occur in any given year but that are not consistent from year to year.  In 2015, we incurred a significant amount of nonrecurring business consolidation costs primarily in the U.S.  The resultant reduction in earnings before income tax as a result of these costs increased the impact of permanent income tax items on the company's effective tax rate in 2015, as compared to 2014.
The effective tax rate for 2015 was 13.6% compared to 23.2% in 2014. The decrease in the rate for 2015 was primarily due to a 2.7% reduction related to the tax effect of statutory foreign exchange losses in our Brazilian operations, a 2.3% reduction related to the settlement of various uncertain tax positions, a 1.4% reduction related to the favorable settlement of a prior year IRS audit and a reduction in our rate of 3.0% due to an increase in U.S. research and development tax credits.  We are uncertain whether the rate reduction impacts experienced in 2015 will continue in future years.

Financial Condition, Liquidity and Capital Resources, page 29

5.	We note your disclosure that taking into consideration outstanding credit and excluding the availability of under the accounts receivable securitization program, approximately $2.2 billion was available under the company's long-term multi-currency committed revolving facilities, $452 million of short-term uncommitted credit facilities and additional availability of $2.8 billion through the unsecured, committed bridge loan agreement. Please revise your disclosures to clarify if these amounts are available without violating any covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Response:

We confirm that, in future filings, we will clarify the amount of borrowings available to us without violating our covenants.  As of December 31, 2015, the amounts disclosed as available under the company's long-term multi-currency committed revolving facilities, the short-term uncommitted credit facilities and the unsecured, committed bridge loan agreement, are available without violating our existing debt covenants as per the guidelines provided in Section 501.13.c. of the Financial Reporting Codification.

Other Liquidity Measures, page 31

6.	We note that you present various management performance measures including Comparable EBIT, Comparable EBITDA Comparable Earnings, and Free Cash Flow under the Other Liquidity Measures section. Given that the measures presented appear to be metrics used by management to evaluate company operating performance, the location of these non-GAAP measures under a liquidity title may result in confusion as to whether the measures are also liquidity measures. As such, please include the presentation and other Item 10(e) of Regulation S-K disclosures for those measures presented for operating performance purposes outside of the Financial Condition, Liquidity and Capital Resources section of MD&A, or clarify why you believe the measures are also measures for liquidity.

Response:

In future filings, Ball will present the Management Performance Measures information following the RESULTS OF OPERATIONS section of MD&A, outside of the Financial Condition, Liquidity and Capital Resources section of MD&A.

The Free Cash Flow information will remain in the Financial Condition, Liquidity and Capital Resources section of MD&A as we believe free cash flow is a liquidity measure as management uses free cash flow:  (1) to evaluate the company's liquidity; (2) to evaluate strategic investments; (3) to plan stock buyback and dividend levels and (4) to evaluate the company's ability to incur and service debt.  Please refer to our response to comment #8 for additional information regarding our evaluation of the free cash flow measure.

7.	We note that you reconcile Comparable EBIT and Comparable EBITDA to earnings before taxes, as reported. Please revise your presentation to reconciled to net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K and the guidance in Question 103.01of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. To the extent that you are presenting these measures for liquidity purposes, please reconcile from operating cash flows and also comply with the guidance in Question 102.06 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Finally, if you are presenting these non-GAAP measures for purposes of material debt covenants, please disclose this and ensure your disclosures provide the information required by Question 102.09 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Response:
In future filings, Ball will reconcile Comparable EBIT and Comparable EBITDA to net income as these two measures are not presented for liquidity purposes.  We are not presenting these two measures for purposes of material debt covenants.

8.	We note that you present free cash flow as a measure of your operating performance. Given that "free cash flow" is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing this non-GAAP measure as a performance measure. Also, the use of the words "cash flow" in the measure's title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. Further, we note your definition of this measure as starting with GAAP cash flow provided by operating activities. If you maintain that free cash flow is an operating performance measure in addition to a liquidity measure, then please provide an explanation as to why this measure is useful to investors as an operating performance measure in accordance with Item 10(e)(1)(i)(c) of Regulation S--K. Please also provide a reconciliation from net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Response:
Our intention is to present free cash flow as a liquidity measure and not as a performance measure.  In future filings, we will continue to reconcile free cash flow to cash provided by operating activities and will not provide a reconciliation from net income.  We will also modify the description of free cash flow as follows (additions are indicated by underscored text):
Management internally uses a free cash flow measure: (1) to evaluate the company's ~~operating results~~ liquidity, (2) to evaluate strategic investments, (3) to plan stock buyback and dividend levels and (4) to evaluate the company's ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The company defines free cash flow as cash flow from operating activities less capital expenditures. Free cash flow is typically derived directly from the company's consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods.

Note 3 – Business Segment Information, page 51

9.	We note you present geographic net sales for "US" and "Foreign." We also note that foreign sales represented 41% of total sales for 2015, and 2014 and 40% of total sales for 2013. Given the materiality of your foreign operations, tell us what consideration you gave to separately disclosing net sales of individual foreign countries in accordance with ASC 280-10-50-41.

Response:
We have analyzed sales of individual foreign countries in accordance with ASC 280-10-50-41.  Although foreign sales represented 41%, 41% and 40% of total sales for 2015, 2014 and 2013, respectively, we do not have a material concentration of sales in any one country as we sell our products in many countries throughout Europe, Asia, North America and South America.  In the years 2015, 2014 and 2013 the most significant sales for any individual country, after the United States, in any year was 7.4%.  We will continue to monitor sales in all countries and will separately disclose sales in any individual country that exceed 10% of the company's sales for any calendar year.

Note 21 – Contingencies, page 88

10.	We note your disclosure that you do not believe the lawsuits, claims or proceedings that you are subject to are material individually or in the aggregate. We further note your statement, "...there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on the liquidity, results of operations, or financial condition of the company." Please revise your disclosures to address the potential discrepancy between these two disclosures. To the extent that it is reasonably possible that you have incurred material loss contingencies in excess of accrual, individually or in the aggregate, please provide the disclosures required by ASC 450-20-50-4.

Response:
We acknowledge the Staff's comments and respectively advise that our disclosure "…there can be no assurance that the final resolution of any existing or future lawsuits, claims or proceedings will not have a material adverse effect on liquidity, results of operations, or financial condition of the company" represented disclosure of the uncertainty inherent in any litigation matters rather than a judgment on the disclosed matters.  Our judgment, as disclosed, and based on the same information available at the time we filed our Annual Report on Form 10-K, is that the amounts individually or in the aggregate were not material.
With respect to legal matters to be described in future filings, to the extent the likelihood of a material loss in excess of the amount accrued is reasonably possible, individually or in the aggregate, we will provide the disclosure required by ASC 450-20-50-4. We also advise the Staff that based on the same information available at the time we filed our 2015 Annual Report on Form 10-K, no additional disclosure was required by ASC 450-20-50-4.

* * *

As requested in the Staff's comment letter, Ball acknowledges the following:

•	Ball is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ball may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (303) 460-2191.

Very truly yours,

/s/ Scott C. Morrison
Senior Vice President and Chief Financial Officer

cc:    Shawn M. Barker
Vice President and Controller